November 23, 2020

VIA EDGAR

Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Aberdeen Investment Funds (“Registrant”) Post-Effective Amendment No. 83 to the
Registration Statement Filed on September 25, 2020 Securities Act File No.
0001104659-20-108947; Investment Company Act File No. 811-06652

Dear Ms. Vroman-Lee:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the Staff provided in a telephone conversation with Kate Corey and the undersigned on November 10, 2020.  The Amendment contains the prospectus and Statement of Additional Information (“SAI”) for one series of Aberdeen Investment Funds, the Aberdeen Select International Equity Fund, which shall amend its strategy and change its name to the Aberdeen International Sustainable Leaders Fund on or about December 1, 2020  (the “Fund”).  For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

In responding to the comments, where it is necessary to make changes to the Registrant’s registration statement, such changes will be made in a post-effective amendment(s) filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended, (the “1933 Act”) prior to the date of effectiveness of the registration statement.

Comment No. 1:                       Please update all material missing information in a post-effective amendment.

Response:                              All material missing information will be updated and/or included.

Comment No. 2:                       Please file the fees and expenses table in your correspondence letter.

Response:                              The Fund’s fee table and expense example are attached hereto in Appendix A.

Comment No. 3:                      With respect to footnote 2 under the Annual Fund Operating Expenses table, please revise the statement that reimbursements may be paid not more than three fiscal years after the fiscal year in which the Adviser limited the fees to reflect that the reimbursement may only be made if within three years after the date of payment.

Response:                              The footnote has been revised. Please refer to Appendix A of this Letter.

Comment No. 4:                       In its “Principal Strategies” section, please disclose how the Fund defines ESG sustainability and its specific areas of focus.

Response:                              The Registrant will add the following disclosure toward the end of the third paragraph in the Fund’s Principal Strategies section, prior to the sentence about binary exclusions:

In the overall quality filter, the Adviser seeks to determine whether the company has good growth prospects and a balance sheet that supports expansion. In the ESG-quality filter, the Adviser evaluates the ownership structures, governance and management quality of the companies as well as potential environmental and social risks that the companies may face.

Examples of areas under scope when assessing a company’s ESG quality include the following:

• Board Diversity

• Capital Allocation

• Capital Return

• Carbon Emissions

• Climate Risks

• Corporate Governance

• Corporate Strategy

• Cyber Security

• Deforestation

• Diversity Issues

• Employee Safety

• ESG Disclosures

• Human Rights

• Labor Management

• Market Communication

• Remuneration

• Succession Planning

• Waste Management

• Water Management

In order for a company to be considered an emerging or sustainable leader (that is, to be rated at least a 3 on the Adviser’s ESG-quality rating), at a minimum, ESG risks must be considered as principal business risks, the company must have initiatives in place to address the most material ESG risks facing such company, the company must have some key-performance-indicators/targets related to its most material ESG risks, disclosure must be in line with regulatory requirements, ESG teams must be present, and the company must have good governance and a track record of treating minority shareholders fairly as well as only minor or no related party transactions.

Comment No. 5:                       In the “Principal Strategies” section, please disclose with respect to each Fund the criteria it uses when determining which issuers it determines to have ESG characteristics consistent with its chosen ESG definition/focus.

Response:                            Please see the response to Comment No. 4 above.

Comment No. 6:                       Does the Adviser use 3rd party data providers? If so, please add disclosure relating to the use of third party data providers in the “Principal Strategies” and “Principal Risks” sections.

Response:                              The Adviser uses third party data providers (MSCI) in connection with applying binary exclusions to determine which companies to exclude on the front-end of the Adviser’s investment process. The Registrant discloses this fact in the Principal Strategies section of the Fund’s prospectus.

In addition, the Adviser may consider third party data providers’ ratings of individual companies as part of the portfolio management team’s process for evaluating companies for investment. However, the Adviser primarily relies on first-hand on-the-ground research of each company to determine such company’s ESG quality rating, which is a rating developed and assigned by the Adviser, not a third-party data provider. In addition to its substantive research and analysis of each company, the Adviser has its own proprietary quantitative-based house score which may consider third party ratings as one of  its inputs.  The quantitative-based house score is generated by a proprietary quantitative model created by the Adviser. The house score may inform part of the portfolio management team’s investment decisions but does not drive any decision whether to buy or sell a stock. Because the Adviser’s reliance on third party data providers’ ratings is limited, it does not believe that it forms part of the Fund’s principal strategies or principal risks, outside of the binary exclusions mentioned above.

The Registrant will add the following after the list of binary exclusions in the “Principal Strategies” section:

In carrying out its assessments of ESG quality, the Adviser’s equity analysts incorporate internal data sources, including a proprietary quantitative house score, external sources (e.g. MSCI reports), thematic expertise from the Adviser’s central ESG team and regional expertise from the Adviser’s on-desk ESG analysts. The Adviser relies heavily on its own in-depth research and analysis over third party ESG ratings.

In addition, the Registrant will add the following under “Fund Details — Additional Information about Principal Strategies”:

In carrying out its assessments of ESG Quality, the Adviser’s equity analysts incorporate internal data sources, including a proprietary quantitative house score, external sources (e.g. MSCI reports), thematic expertise from the Adviser’s central ESG team and regional expertise from the Adviser’s on-desk ESG analysts.  The Adviser relies heavily on its own in-depth research and analysis and on-desk expertise over third party ESG ratings, which are widely used in the market.

The Registrant will also add the following under “Fund Details — Additional Information about Investments, Investment Techniques and Risks — Sustainable Investing Risk:

In evaluating an issuer, the Adviser utilizes information and data obtained through voluntary or third-party reporting that may be incomplete, inaccurate or unavailable, which could cause the Adviser to incorrectly assess an issuer’s business practices with respect to the environment, social responsibility and corporate governance.

Comment No. 7:                       With respect to each Fund, please disclose in the “Principal Strategies” section whether ESG factors will apply to all investments.  In other words, does the Fund intend to invest a portion of its investments in non-ESG investments?

Response:                              The Fund does not intend, under normal circumstances, to invest in companies that are not considered sustainable leaders in accordance with the Adviser’s criteria.

Comment No. 8:                       With respect to Sustainable Investing Risk: If the Fund will exclude certain securities for non-financial reasons that Fund may forego some market opportunity compared to Funds that do not use ESG criteria so please disclose any ESG considerations that may be linked to long-term rather than short-term returns.

Response:                              The Registrant will amend its “Sustainable Investment Risk” as shown below in a Post-Effective Amendment:

Sustainable Investing Risk — The Fund’s Sustainable Leaders strategy could cause it to perform differently compared to funds that do not have such strategy. ESG considerations may be linked to long-term rather than short-term returns. The criteria related to the Fund’s Sustainable Leaders strategy, including the exclusion of securities of companies that engage in certain business activities, may result in the Fund forgoing opportunities to buy certain securities when it might otherwise be advantageous to do so, or selling securities for ESG reasons when it might be otherwise disadvantageous for it to do so. In addition, there is a risk that the companies identified as sustainable leaders by the Adviser do not operate as expected when addressing ESG issues. There are significant differences in interpretations of what it means for a company to have positive ESG characteristics. While the Adviser believes its definitions are reasonable, the portfolio decisions it makes may differ with other investors’ or advisers’ views.

Comment No. 9:                       Please disclose, where appropriate, how the Fund will approach ESG proxy issues with respect to its holdings. Alternatively, please explain why the Fund does not believe that such disclosure is required.

Response:                              The Registrant will add disclosure to the proxy voting policies and procedures section in the Statement of Additional Information noting that the Adviser and Sub-adviser implement voting policies based on proprietary ESG Investment Guidelines when voting the shares of companies held by the Fund.

Comment No. 10:                       Please disclose in the sections describing the Fund’s strategies that the Fund may invest in Europe and China and the China Interbank Bond Market, if applicable, or delete the corresponding risks in the risks section(s).

Response:              The “Foreign Securities Risk” section has been expanded to disclose risks of other international geographic regions rather than focusing solely on Europe and China. Registrant believes that the current strategy disclosure, which notes that the Fund invests in a number of countries throughout the world, sufficiently discloses the Fund’s foreign investments. Registrant believes that specifically noting China and Europe without noting other countries and regions the Fund considers for investment would put undue focus on China and Europe.

The China Interbank Bond Market disclosure has been removed.

Comment No. 11:                       In your response to the Staff, please confirm that the Funds will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy. See Investment Company Act Release No. 9785 (May 31, 1977); Letter to Pilgrim Prime Rate Trust (June 29, 1989).

Response:                       The Registrant acknowledges the above-referenced guidance and it intends to comply with such guidance with respect to private activity municipal debt securities issued by non-governmental issuers for purposes of each Fund’s concentration policy.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5757.

Very truly yours,

/s/ Jennifer Rogers
Jennifer Rogers

cc:	Jay Baris, Shearman & Sterling LLP
Lucia Sitar, Aberdeen Standard Investments Inc.

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the International Sustainable Leaders Fund.  This table does not include the brokerage commissions that you may pay when purchasing or selling Institutional Class Shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Institutional Class Shares
Management Fees	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.25%	0.00%
Other Expenses	0.66%	0.53%
Total Annual Fund Operating Expenses	1.71%	1.33%
Less: Amount of Fee Waiver/Expense Reimbursement	0.33%	0.20%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(1)	1.38%	1.13%

(1)   Aberdeen Investment Funds and Aberdeen Standard Investments Inc. (the “Adviser”) have entered into a written contract pursuant to which the Adviser will waive fees and reimburse expenses so that the Fund’s operating expenses do not exceed 1.10% for Institutional Class and 1.35% for Class A shares of the Fund, which may not be terminated before February 28, 2022 without approval from the Independent Trustees. This expense limitation excludes certain expenses, including interest, taxes, brokerage commissions, and other expenditures which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund’s business. The Fund is authorized to reimburse the Adviser for management fees previously limited and/or for expenses previously paid by the Adviser; provided, however, provided, however, that any reimbursements must be paid at a date not more than three years after the date when the Adviser limited the fees or reimbursed the expenses and the reimbursements do not cause a Class to exceed the lesser of the applicable expense limitation in effect at the time fees were limited or expenses were paid or the applicable expense limitation in effect at the time the expenses are being recouped by the Adviser.

Example

This Example is intended to help you compare the cost of investing in the International Sustainable Leaders Fund with the cost of investing in other mutual fund.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. It assumes a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A shares	$140	$507	$897	$1,992
Institutional Class shares	$115	$402	$710	$1,584